SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated second quarter earnings for fiscal year 2016.

Buenos Aires, August 11, 2016 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated second quarter earnings for fiscal year 2016.

Highlights

•	BBVA Francés reached a net income of AR$ 963.3 million as of June 30, 2016, 44.4% higher than the gain registered during the second quarter of 2015 and 17.3% lower compared to the previous quarter.

•	Net financial income increased by 69.4% and 12.2% compared to the second quarter of 2015 and the previous quarter, respectively. Both increases were due to higher income coming from the public bonds portfolio as well as higher intermediation with the private sector.

•	In terms of activity, the private sector loan portfolio, net of allowance for loan losses, totaled AR$ 65.8 billion, increasing by 40.1% compared with the second quarter of 2015 and by 11.3% during the quarter.

•	BBVA Francés continues to maintain outstanding risk indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.85% as of June 30, 2016, while the coverage ratio (provisions/non-performing loans) reached 247.83%.

•	Total deposits reached AR$ 92.8 billion as of June 30, 2016, increasing by 54.7% in the last twelve months and by 15.9% during the quarter.

•	BBVA Francés maintains adequate levels of liquidity and solvency. As of June 30, 2016 liquid assets (cash and due from banks plus Argentine Central Bank (BCRA) bills and notes) represented 46.8% of the Bank’s total deposits. The capital ratio reached 15.1% of weighted risk assets; with an excess of capital of AR$ 6.8 billon, which is 80.6% higher than the minimum regulatory requirements.

•	On April 7, 2016, the BCRA through Communication “A” 5943 increased the amount of deposits covered by the Deposit Insurance Guarantee Fund (from AR$ 350,000 to AR$ 450,000), effective as of May 1, 2016. Furthermore, it also determined the monthly amount that financial entities must allocate to the Insurance Deposit Guarantee Fund, to the equivalent of 0.015% of the monthly average of the daily balances of the immediately preceding second month.

•	In 2012, the BCRA established that certain financial institutions should allocate a minimum portion of total deposits to finance investment projects. Such requirement has been renewed every six months since then. BBVA Francés has successfully complied with each renewal quota. In May 2016, the BCRA extended this requirement for the second half of 2016, with some modifications, including increasing the percentage to 15.5% of deposits of May 2016, with a fixed annual interest rate of 22%. In addition, lending to individuals and companies located in emergency areas should have an average maturity of 36 months, with a total maturity not less than 48 months, and contemplate a minimum grace period of 12 months.

•	On May 26, 2016 the BCRA through Communication “A” 5980 established an increase in the minimum cash requirement. Such increase is effective in two stages, first from 06/01/2016 to 06/30/2016 (of 2.5 p.p. on sight deposits and of 1.5 p.p. on term deposits) and second from 07/1/2016 (also by 2.5 p.p. on sight accounts and by 1.5 p.p. on term deposits).

•	The BCRA modified the regulation regarding distribution of profits, removing the 75% additional buffer over the capital requirement. It also modified the minimum terms for the request for authorization, establishing that financial entities should not have fines exceeding 25% of the net worth (RPC) during the month prior to the request for the dividend payment.

•	In addition, on June 23, 2016 the BCRA, through Communication “A” 5997, increased the maximum limit for the positive position in foreign exchange to a total of 15% of the net worth (RPC), effective from 07/01/2016 and removed the limit for term position.

Other Events

•	During July, 2016 the Bank paid cash dividends totaling ARS 900 million, equivalent to AR$ 1.673587 per share, corresponding to the 2015 period.

•	On August 8, 2016, the Bank issued series 19 and 20 of its bonds (Obligaciones Negociables), which were fully subscribed and paid for a total amount of AR$ 207.5 million due in 18 months, with a variable interest rate equivalent to the Badlar rate plus 2.40%, and for AR$ 292.5 million due in 36 months, with a variable interest rate of 3.23%, respectively.

Economic Environment

The renewed Statistic National Agency (Instituto Nacional de Estadistica y Censos (INDEC)) published a revised GDP series for the period from the first quarter of 2004 to the first quarter of 2016, which showed a slower rate of growth to that previously published, especially from 2007 onwards. For the period 2005-2014 years, the average annual growth rate fell from 5.1% in previous estimates to 3.9% in the revised series. The new data shows that GDP grew 2.4% in 2015, and 0.5% annually in the first quarter of 2016, but fell 0.7% with respect to the fourth quarter of 2015 in seasonally adjusted terms.

In June 2016, the INDEC resumed the publication of the inflation index (CPI). The geographical coverage of the index includes the Autonomous City of Buenos Aires and part of the metropolitan area. The INDEC published monthly inflation of 4.2% for May 2016 and 3.1% for June 2016. The report does not include the inflation rate of the historical series, only these monthly variations.

To compensate for the lack of CPI information until new figures are released by INDEC, we used as a reference the price index calculated by the Department of Statistics and Census, an agency under the Ministry of Finance of The Autonomous City of Buenos Aires (IPCABA). Such index increased by 15.5% during the second quarter of 2016 and by 47.1% year over year mainly reflecting the increase in utility rates and public transportation.

The national public sector fiscal balance recorded a primary deficit of AR$ 71.6 billion during the second quarter of 2016, representing a 40.8% decrease compared with the deficit or AR$ 50.8 billion recorded during the same period of the previous year. These numbers do not include income from BCRA and ANSES (Argentine Institute of Social Security) revenues.

Primary public sector spending increased by 25.7% and public sector revenues showed an increase of 23.2% during the period.

Public debt interest payments increased by 86.5% during the period and considering income from rents of BCRA and ANSES, the total deficit reached AR$ 98.7 billion, representing a 56.8% increase compared with the same period of 2015.

In the second quarter of 2016 tax revenues increased by 26.6% year-over-year. Income tax increased by 6.6% and Value Added Tax increased by 41.4 % during the same period. Export duties fell by 7% during the second quarter of 2016 due to reduction of such tax rates beginning this year.

In the external sector, the accumulated trade surplus reached USD 870 million during the second quarter of 2016, 27.2% higher than the surplus recorded during the same period of 2015. During the quarter, the trade balance recorded total exports of USD 15.3 billion (representing a 6.4% decrease in comparison with the same period of 2015) and total imports by USD 14.5 billion (representing a 7.9% decrease in comparison to the same period of 2015).

In second quarter of 2016 the BCRA’s stock of international reserves increased by USD 936 million, reaching a total balance of USD 30.5 billion. During the quarter, the BCRA bought USD 2.3 billion in the foreign exchange market.

As of June 30, 2016, the BCRA maintains the bilateral currency swap agreement entered into with the People’s Bank of China. Further, since February 2016, the BCRA has added USD 5.0 billion from a repo transaction with private banks.

The Badlar interest rate for private banks increased by 277 b.p. in the second quarter of 2016, averaging 30.2% compared to the 27.4% average rate in the first quarter of 2016.

The stock of private sector loans in pesos increased in the second quarter of 2016 by 3.9% compared with the balance of first quarter of 2016, while private sector loans in dollars increased by 59.0%.

Total deposits in the financial system increased by 7.5% in the second quarter of 2016. In the same period, private sector deposits denominated in pesos increased by 7.5% and those denominated in dollars increased by 1.2%.

The Bank

BBVA Francés continues to strengthen its efforts in line with the BBVA Group’s global proposal: “to bring the age of opportunity to everyone.”

Regarding the development of digital banking, BBVA Francés has been highlighted as the leader bank in social networks (Facebook and Twitter), for its number of fans and followers, as well as the number of interactions.

Moreover, based on concepts such as global, innovation, digital banking, customer satisfaction and experience, the Bank launched a new platform for companies, with a fresher, safe and reliable design, which is adapted to clients’ needs and providing intuitive solutions, speeding up tasks and making it easier to use.

In commercial terms, BBVA Francés, continued to offer a high level of benefits to its clients, by sponsoring important shows and events. Furthermore, maintaining its alliance with LATAM, the Bank continued to promote the benefits of exchanging LATAM Pass kilometers for domestic and international flights, as well as for a broad catalogue of products.

In line with its strategy to be recognized as the soccer Bank, BBVA Francés continued inviting its clients, through the #futbolnonstop campaign, to participate in the draw for tickets to the best soccer events, even the chance of attending the 2016 Olympic Games.

In the Agro segment, the Bank continues to offer the Agro LATAM Pass program, offering insurance, car loans and zero-interest-rate loans, in specific operations with the BBVA Francés Agro credit card.

Regarding the development of the Social Responsibility Program during the period, BBVA Francés launched the “My First Enterprise” program, in alliance with Proydesa Foundation. The purpose is to provide financial knowledge to students who are in the last two levels of secondary school, through a project where they design their own business.

Moreover, with the aim of stimulating job placement and future professionals training, BBVA Francés also launched the College Internship Program 2016, which is open to students aged from 20 to 25 years old, who are in the first three years of careers related to the banking business, such as Economics, Business Administration, Accounting or Marketing.

In addition, the Bank launched the “Training for your first job” program, whose main purpose is not only to provide tools and knowledge to young people, but also seeks to incorporate a training values, professional ethics and personal development that enhance job placement opportunities.

BBVA Francés has been recognized one more time as the most attractive company of the “Banking and Finance” industry to work. The bank was ranked in the top 20 most attractive companies in the new edition of the Randstad Awards. Over eighth thousand people (students and employees) participated in the survey this year, to determine which of the largest 175 employers in the country (with 1,000 employees or more) they would most like to work for.

Presentation of Financial Information

•	Foreign currency balances as of June 30, 2016 have been translated into pesos at the reference exchange rate published by the BCRA at such date (AR$ 14.9200/ US$).

•	This press release contains unaudited financial information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as “Investments in other companies” (recorded under the equity method) and the corresponding results are included in “Income from Equity Investments”.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

				Δ% quarter ended 06-30-16
Condensed Income Statement (1)	Quarter ended			vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Net Financial Income	3,342,802	2,980,043	1,973,233	12.2%	69.4%
Provision for loan losses	(336,129)	(161,351)	(181,178)	108.3%	85.5%
Net income from services	1,014,393	931,083	800,607	8.9%	26.7%
Administrative expenses	(2,211,679)	(2,095,807)	(1,472,263)	5.5%	50.2%
Operating income	1,809,387	1,653,968	1,120,399	9.4%	61.5%
Income (Loss) from equity investments	102,183	44,802	50,523	128.1%	102.3%
Income (Loss) from Minority interest	(34,113)	(39,994)	(34,223)	-14.7%	-0.3%
Other Income/Expenses	(27,480)	56,471	(16,557)	-148.7%	66.0%
Income tax and Minimum Presumed Tax	(886,719)	(550,163)	(452,932)	61.2%	95.8%
Net income for the period	963,258	1,165,084	667,210	-17.3%	44.4%
Net income per share (2)	1.79	2.17	1.24	-17.3%	44.4%
Net income per ADS (3)	5.38	6.51	3.73	-17.3%	44.4%

(1)	Exchange rate: AR$ 14,9200 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés reached an accumulated net income of AR$ 2,128.3 million as of June 30, 2016. During the second quarter, the Bank registered a gain of AR$ 963.3 million, increasing by 44.4% compared with the same quarter of 2015, while decreasing by 17.3% compared to the previous quarter.

Net financial income grew by 69.4% compared with the second quarter of 2015, mainly due to higher gains derived from the public bonds portfolio as well as higher intermediation with the private sector. Net financial income increased 12.2% compared with the previous quarter, also based on higher income generated by the public bond portfolio and the private business.

Provisions for loan losses increased compared to the second quarter of 2015 due to the higher volume of lending and the deterioration of the loan portfolio.

During the second quarter of 2015, the Bank redefined the charges triggered by credit and debit card transactions, reclassifying them from administrative expenses to service charge expenses, in line with the standards applied in the industry.

Other/income expenses registered a loss of AR$ 27.5 million for the period ended June 30, 2016. During the prior quarter an administrative penalty applied to the Bank was revoked and, consequently, this charge was reversed.

Finally, the higher rate of income tax rate reflected in income tax is mainly due to the fiscal adjustment of provisions and the fiscal valuation of the Bogar 20, registered during the period under analysis.

				Δ% quarter ended 06-30-16 vs
Main figures	Quarter ended			quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Return on Average Assets (1)	3.1%	4.1%	3.2%	-24.3%	-1.3%
Return on Average Shareholders’ Equity (1)	25.8%	32.6%	23.4%	-20.7%	10.3%
Net fee Income as a % of Operating Income	23.3%	23.8%	28.9%	-2.2%	-19.3%
Net fee Income as a % of Administrative Expenses	45.9%	44.4%	54.4%	3.2%	-15.7%
Adm. Expenses as a % of Recurrent Income (2)	50.8%	53.6%	53.1%	-5.3%	-4.4%

(1)	Annualized.
(2)	Adm. Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income arising from the intermediation with the private sector increased by 19.7% compared with the second quarter of 2015 and 7.1% compared with the previous quarter.

Income from securities and short-term investments included non-recurring income originated by variations in the valuation of public securities. Such results totaled a gain of AR$ 288.9 million during the quarter under analysis, whereas losses of AR$ 204.8 million and AR$ 158.8 million, respectively were registered for the same quarter of 2015 and for the previous quarter.

Both, the line items “CER Adjustment” and “Foreign exchange difference” reflected important gains compared with the same quarter of 2015, mainly due to the depreciation of the Argentine peso in December 2015.

Net financial income	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Net financial income	3,342,802	2,980,043	1,973,233	12.2%	69.4%
Net income from financial intermediation	1,316,599	1,229,373	1,100,345	7.1%	19.7%
CER adjustment	148,629	161,393	52,274	-7.9%	184.3%
Income from securities and short term investments	1,507,146	980,137	606,825	53.8%	148.4%
Interest on Government guaranteed loans	9,820	9,072	3,965	8.2%	147.7%
Foreign exchange difference	333,214	369,257	105,801	-9.8%	214.9%
Others	27,394	230,811	104,023	-88.1%	-73.7%

Income from Public and Private Securities

Public bond portfolio is valued at mark-to-market its total public bonds portfolio; consequently such income includes the unrealized losses/gains from variations in the valuations of the portfolio, or at amortized cost, accordingly.

The Central Bank bills and notes portfolio is also valued at mark-to-market or at amortized cost.

On the other hand, other fixed income securities are valued at cost plus the internal rate of returns (IRR).

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Income from securities and short-term investments	1,507,146	980,137	606,825	53.8%	148.4%
Holdings booked at fair value	481,569	(21,714)	(72,875)	n/a	n/a
Holdings booked at amortized cost	198	—	—	—	—
Bills and Notes from the Central Bank	998,636	958,961	671,502	4.1%	48.7%
Other fixed income securities	26,743	42,890	8,198	-37.6%	226.2%
CER adjustment	148,734	161,520	52,289	-7.9%	184.4%

Net Income from Services

Net income from services, not taking into account the previously mentioned reclassification, increased by 16.4% compared with the same quarter of 2015.

In the year-to-year comparison, growth was due mainly due to higher consumption with credit cards, higher fees generated by an increase in the stock of deposit accounts and those associated with insurances, as well as due to the fees generated by PSA Finance. Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LATAM Pass kilometers program.

In the quarterly comparison, the increase was based on higher fees for consumption with credit cards and for capital markets advisory work, which were partially offset by lower fees resulting from deposit accounts and higher charges paid for the LATAM Pass kilometers program.

Net income from services	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Net income from services	1,014,393	931,083	800,607	8.9%	26.7%
Service charge income	1,838,242	1,703,989	1,399,042	7.9%	31.4%
Service charges on deposits accounts	316,011	338,874	284,856	-6.7%	10.9%
Credit cards and operations	863,112	771,390	579,108	11.9%	49.0%
Insurance	152,951	146,228	136,152	4.6%	12.3%
Capital markets and securities activities	15,091	6,695	15,141	125.4%	-0.3%
Fees related to foreign trade	59,085	58,033	39,967	1.8%	47.8%
Other fees	431,991	382,769	343,818	12.9%	25.6%
Services Charge expense	(823,849)	(772,905)	(598,435)	6.6%	37.7%

Administrative Expenses

Homogenizing the scope of consolidation, which was redefined in 2015, annual variation of administrative expenses was 39.5%, while compared with the previous quarter the increase was 5.5%.

Personnel expenses increase in both, the annual and quarterly comparison, mainly reflecting salary increases and a higher number of employees.

General expenses, as adjusted, increased by 33.8% annually and by 3.5% during the quarter. The annual increase was mainly due to higher advertising and promotion charges related to commercial campaigns made by the Bank, as well as to higher electricity and communications charges due to tariff adjustment. In addition, other expenses grew in line with the general increase in prices and the depreciation of the currency.

During the quarter, higher expenses in advertising and taxes were partially offset by lower maintenance expenses, registered in the “Others” line item.

As of June 30, 2016, the Bank had 5,985 employees, representing an increase of 6.4% compared with the second quarter of 2015. In addition. The branch office network totaled 301 offices, including 251 consumer branch offices and 34 branch offices specializing in SMEs and institutions. Corporate banking is divided by industries: consumption, heavy industries and oil and gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank had 15 in-company branches, 1 point of sale outlet and 1 express point, 680 ATM’s and 794 self-service terminals (ATS).

Administrative expenses	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Administrative expenses	(2,211,679)	(2,095,807)	(1,472,263)	5.5%	50.2%
Personnel expenses	(1,304,321)	(1,219,519)	(862,022)	7.0%	51.3%
Electricity and Communications	(45,586)	(38,972)	(29,157)	17.0%	56.3%
Advertising and Promotion	(100,810)	(67,952)	(62,677)	48.4%	60.8%
Fees and external administrative services	(33,306)	(33,323)	(23,167)	-0.1%	43.8%
Taxes	(211,650)	(198,595)	(167,210)	6.6%	26.6%
Organization and development expenses	(19,486)	(18,926)	(16,102)	3.0%	21.0%
Amortizations	(55,658)	(54,142)	(56,646)	2.8%	-1.7%
Other	(440,862)	(464,378)	(255,282)	-5.1%	72.7%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 27.5 million during the second quarter of 2016. It is important to mention that during the previous quarter AR$ 39 million of provisions for other contingencies were reversed, as a consequence of the Resolution of the IV Chamber of the Court of Appeals which revoked the administrative penalty that had been imposed on the Bank.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the second quarter of 2016, a gain of AR$ 102.8 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera, jointly with the gains originated in the valuation of the stake held in Interbanking S.A. and Prisma S.A (strategic alliance between VISA Argentina and Banelco S.A )

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National Government increased by 62.3% compared with the second quarter of 2015 and by 6.7% compared with the previous quarter, mainly due to the purchases of national government bonds.

The Bank’s portfolio of BCRA bills and notes both showed an increase, during the period under analysis and in the last twelve months, in accordance to the liquidity policy implemented by the Bank.

On the other hand, private debt grew mainly due to the subscription of negotiable obligations.

As of June 30, 2016, the public sector’s National Government assets represented 3.3% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 8.8% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Government through public securities (bonds and bills from the treasury) and guaranteed loans, as well as the BCRA’s bills and notes.

Public and Private Sector Exposure	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Public Sector - National Government	4,363,302	4,089,977	2,688,527	6.7%	62.3%
Public Sector Loans	83,654	74,853	60,473	11.8%	38.3%

Total bond portfolio	4,279,865	4,015,342	2,584,094	6.6%	65.6%

Holdings book at fair value	4,241,363	4,015,178	2,583,930	5.6%	64.1%
Holdings book at amortized cost	38,502	164	164	n/a	n/a
Allowances	(217)	(218)	(201)	-0.5%	8.0%
Reverse repo	—	—	44,161	n/a	-100.0%
Public Sector - National Government own portfolio	4,363,302	4,089,977	2,644,366	6.7%	65.0%

Bills and Notes from Central Bank	16,934,190	13,302,958	11,513,524	27.3%	47.1%
Own portfolio	11,557,767	12,321,088	11,553,920	-6.2%	0.0%
Reverse repo w/Central Bank	5,376,422	981,870	(40,396)	447.6%	n/a
Private Debt	268,938	343,740	77,943	-21.8%	245.0%
Unlisted	268,938	343,740	77,943	-21.8%	245.0%

Total exposure to the Public and Private Sector	21,566,430	17,736,675	14,279,994	21.6%	51.0%

Total exposure to the Public Sector without repos	16,190,007	16,754,805	14,276,229	-3.4%	13.4%

Loan Portfolio

The private sector loan portfolio, net of allowance for loan losses, totaled AR$ 65.8 billion as of June 30,

2016, representing an increase of 40.1% and 11.3% compared to the second quarter of 2015 and to the previous quarter, respectively.

In the last twelve months, consumer loans increased by 33.5%. Such increase was mainly due to the outstanding performance of credit cards, which registered an increase of 45.6% during the period, while car loans and personal loans also registered increases of around 20%.

Commercial loans increased by 47.6% in the same period, mainly due to a higher portfolio of advances and foreign trade operations.

During the quarter, consumer loans grew 4.6%, whereas the commercial loan portfolio increased by 19.4% mainly due to higher loans to large corporations.

Net loans	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Private & Financial sector loans	65,846,319	59,134,567	47,013,712	11.3%	40.1%
Advances	10,098,420	8,195,034	8,349,886	23.2%	20.9%
Discounted and purchased notes	8,596,864	8,979,534	6,552,563	-4.3%	31.2%
Consumer Mortgages	1,992,813	1,988,051	1,696,271	0.2%	17.5%
Car secured loans	4,563,281	4,493,535	3,751,333	1.6%	21.6%
Personal loans	7,582,330	7,428,791	6,353,804	2.1%	19.3%
Credit cards	19,420,755	18,176,278	13,342,004	6.8%	45.6%
Loans to financial sector	1,749,247	1,367,594	756,088	27.9%	131.4%
Other loans	12,170,151	8,658,592	6,437,059	40.6%	89.1%
Unaccrued interest	(207,715)	(212,823)	(134,380)	-2.4%	54.6%
Adjustment and accrued interest & exchange differences receivable	1,293,985	1,241,172	916,975	4.3%	41.1%
Less: Allowance for loan losses	(1,413,812)	(1,181,191)	(1,007,891)	19.7%	40.3%
Loans to public sector	83,654	74,853	60,473	11.8%	38.3%
Loans to public sector	8,772	8,734	8,912	0.4%	-1.6%
Adjustment and accrued interest & exchange differences receivable	74,882	66,119	51,561	13.3%	45.2%

Net total loans	65,929,973	59,209,420	47,074,185	11.4%	40.1%

Asset Quality

As of June 30, 2016, the asset quality ratio (non-performing loans/total loans) was 0.85%, while the coverage ratio (provisions/non-performing loans) reached 247.83%.

The NPL ratio decreased compared with the first quarter of 2015 although it increased compared with the previous quarter, mainly as a result of higher non-performing loans as well as an increase in the performing portfolio.

Asset quality ratios	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Non-performing loans (1)	570,472	416,402	427,095	37.0%	33.6%
Allowance for loan losses	(1,413,812)	(1,181,191)	(1,007,891)	19.7%	40.3%
Non-performing loans/net total loans	0.85%	0.69%	0.89%	22.9%	-4.6%
Non-performing private loans/net private loans	0.85%	0.69%	0.89%	22.9%	-4.6%
Allowance for loan losses/non-performing loans	247.83%	283.67%	235.99%	-12.6%	5.0%
Allowance for loan losses/net total loans	2.10%	1.96%	2.10%	7.3%	0.2%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Balance at the beginning of the quarter	1,188,758	1,119,687	956,608	6.2%	24.3%
Increase / decrease	336,129	161,351	181,178	108.3%	85.5%
Provision increase / decrease - Exchange rate difference	2,363	5,318	893	-55.6%	-164.6%
Aplications / Reversals	(105,530)	(97,598)	(125,272)	8.1%	-15.8%
Balance at the end of the quarter	1,421,720	1,188,758	1,013,407	19.6%	40.3%

Deposits

Total deposits reached AR$ 92.8 billion as of June 30, 2016, representing an increase of 54.7% in the last twelve months and of 15.9% during the quarter.

During the last year, both sight accounts and time deposits registered significant growth, increasing 56.5%, and 52.4%, respectively.

It is worth mentioning that total peso-denominated deposits increased by 37.6% in the last twelve months.

Compared with the previous quarter, total deposits increased by 15.9%, driven by a 19.6% increase in sight accounts, while time deposits increased by 11.3%.

Foreign currency denominated deposits increased significantly compared with both the same quarter of 2015 and with the previous quarter. Foreign currency denominated deposits totaled AR$ 19.1 billion (equivalent to US$ 1.3 billion) as of June 30, 2016, representing 20.6% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Total deposits	92,825,043	80,099,181	60,014,088	15.9%	54.7%

Current accounts	24,331,416	19,361,280	16,875,105	25.7%	44.2%
Peso denominated	22,753,131	18,674,131	16,399,877	21.8%	38.7%
Foreign currency	1,578,285	687,149	475,228	129.7%	232.1%
Saving accounts	29,599,588	25,737,565	17,579,340	15.0%	68.4%
Peso denominated	17,453,110	15,359,809	13,799,708	13.6%	26.5%
Foreign currency	12,146,478	10,377,756	3,779,632	17.0%	221.4%
Time deposits	36,906,986	33,155,157	24,216,247	11.3%	52.4%
Peso denominated	31,943,528	27,911,716	22,224,480	14.4%	43.7%
CER adjusted time deposits	1,208	1,126	464	7.3%	160.3%
Foreign currency	4,962,250	5,242,315	1,991,303	-5.3%	149.2%
Investment Accounts	85,591	5,586	14,959	n/a	472.2%
Peso denominated	85,591	5,586	14,959	n/a	472.2%
Other	1,901,462	1,839,593	1,328,437	3.4%	43.1%
Peso denominated	1,502,157	1,441,097	1,149,272	4.2%	30.7%
Foreign currency	399,305	398,496	179,165	0.2%	122.9%
Rescheduled deposits + CEDROS	2,224	2,234	2,234	-0.4%	-0.4%
Peso denominated	2,224	2,234	2,234	-0.4%	-0.4%

Total deposits + Rescheduled deposits & CEDROS	92,827,267	80,101,415	60,016,322	15.9%	54.7%

Other Funding Sources

Other funding sources totaled AR$ 2.6 billion as of June 30, 2016, registering an increase of 2.8% in the last twelve months, and a decrease of 14% compared to the previous quarter in 2016.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and certain series of bonds matured during the period.

Additionally, dollar funding increased during the period, mainly through funding lines aimed at financing exports.

Of the total senior bonds outstanding, AR$ 1.4 million corresponded to those issued by BBVA Francés and AR$ 157.7 million to PSA Finance.

Other funding sources	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Lines from other banks	1,076,653	1,485,135	770,041	-27.5%	39.8%
Senior Bonds	1,583,253	1,608,592	1,817,224	-1.6%	-12.9%

Total other funding sources	2,659,906	3,093,727	2,587,265	-14.0%	2.8%

Capitalization

As of June 30, 2016, the Bank’s total shareholders’ equity totaled AR$ 14.9 billion, while the excess over the BCRA minimum capital requirements was AR$ 6.8 billion or 80.6%. On the same date, the capital ratio reached 15.1% of assets adjusted to risk.

Capitalization	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%

Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%

Reserves on Profits	11,783,995	8,899,508	8,899,508	32.4%	32.4%
Unappropriated retained earnings	2,128,342	4,949,571	1,598,156	-57.0%	33.2%

Total stockholders’ equity	14,944,705	14,881,447	11,530,032	0.4%	29.6%

Central Bank Requirements	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Central Bank Minimum Capital Requirements	8,408,006	7,813,073	5,823,118	7.6%	44.4%
Central Bank Minimum Capital Requirements (a, b)	8,231,916	7,682,943	5,643,361	7.1%	45.9%
Increase in capital requirements related to custody	176,090	130,130	179,757	35.3%	-2.0%
a) Central Bank Minimum Capital Requirements	8,231,916	7,682,943	5,643,361	7.1%	45.9%
Allocated to Asset at Risk	6,066,448	5,769,780	4,098,927	5.1%	48.0%
DCR (derivative conterparter risk)	—	—	6,584		-100.0%
Market Risk	297,602	162,912	123,021	82.7%	141.9%
Operational Risk	1,867,866	1,750,251	1,414,829	6.7%	32.0%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System managed by the Argentine Republic and registrar of mortgage notes	704,360	520,520	719,030	35.3%	-2.0%
5% of the securities in custody and book-entry notes	704,360	520,520	719,030	35.3%	-2.0%

Bank Capital Calculated under Central Bank Rules	15,187,372	14,934,191	11,712,156	1.7%	29.7%
Ordinary Capital Level 1	14,605,177	14,401,947	11,275,283	1.4%	29.5%
Deductions Ordinary Capital Level 1	(337,279)	(311,162)	(184,930)	8.4%	82.4%
Capital Level 2	919,474	843,406	621,803	9.0%	47.9%
Excess over Required Capital	6,779,366	7,121,118	5,889,038	-4.8%	15.1%

Capital Ratio (Central Bank rules)	15.1%	15.9%	17.8%	-5.1%	-15.3%
Excess over Required Capital as a % of Shareholders’ Equity	45.4%	47.9%	51.1%	-5.2%	-11.2%

Additional Information

	Quarter ended			Δ% quarter ended 06-30-16 vs quarter ended
(in thousands of pesos except percentages)	06-30-16	03-31-16	06-30-15	03-31-16	06-30-15
Exchange rate	14.92	14.58	9.09	2.3%	64.2%
Quarterly CER adjustment	9.5%	10.5%	3.5%	-9.0%	171.6%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss first quarter earnings will be held on Friday, August 12, 2016, at 11:00 am New York time – 12:00 pm Buenos Aires time. If you are interested in participating, please dial (888) 515 2235 within the U.S. or +1 (719) 325 2370 outside the U.S. at least 5 minutes prior to our scheduled conference time. Confirmation code: 6080290. This conference will be recorded. To ask for a digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, using the same confirmation code. The replay will be available until September 12, 2016.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	06-30-16	03-31-16	12-31-15	06-30-15
Cash and due from banks	26,524,315	23,414,132	27,970,169	13,646,494
Government and Private Securities	21,279,564	17,448,966	14,416,484	14,206,708
Holdings booked at fair value	4,241,363	4,015,178	3,220,093	2,583,930
Holdings booked at amortized cost	—	—	—	44,161
Reverse repo	38,502	164	164	164
Listed Private Securities	65,726	130,884	109,859	65,130
Bills and Notes from the Central Bank	16,934,190	13,302,958	11,086,580	11,513,524
Less: Allowances	(217)	(218)	(212)	(201)
Loans	65,929,973	59,209,420	56,563,321	47,074,185
Loans to the private & financial sector	65,846,319	59,134,567	56,496,522	47,013,712
Advances	10,098,420	8,195,034	6,739,426	8,349,886
Discounted and purchased notes	8,596,864	8,979,534	9,559,666	6,552,563
Secured with mortgages	1,992,813	1,988,051	2,122,955	1,696,271
Car secured loans	4,563,281	4,493,535	4,567,505	3,751,333
Personal loans	7,582,330	7,428,791	7,343,933	6,353,804
Credit cards	19,420,755	18,176,278	18,322,958	13,342,004
Loans to financial sector	1,749,247	1,367,594	1,530,454	756,088
Other loans	12,170,151	8,658,592	6,510,536	6,437,059
Less: Unaccrued interest	(207,715)	(212,823)	(216,365)	(134,380)
Plus: Interest & FX differences receivable	1,293,985	1,241,172	1,127,744	916,975
Less: Allowance for loan losses	(1,413,812)	(1,181,191)	(1,112,290)	(1,007,891)
Public Sector loans	83,654	74,853	66,799	60,473
Principal	8,772	8,734	8,823	8,912
Plus: Interest & FX differences receivable	74,882	66,119	57,976	51,561
Other banking receivables	9,659,883	6,753,374	3,728,874	6,005,634
Repurchase agreements	5,084,968	982,677	—	1,200,094
Unlisted private securities	203,212	212,856	200,894	12,813
Other banking receivables	4,379,611	5,565,408	3,535,377	4,798,243
Less: provisions	(7,908)	(7,567)	(7,397)	(5,516)
Investments in other companies	473,517	426,278	363,861	297,827
Intangible assets	272,423	259,976	236,861	176,176
Organization and development charges	272,423	259,976	236,861	176,176
Other assets	7,405,309	7,762,404	7,412,813	6,119,425

Total Assets	131,544,984	115,274,550	110,692,383	87,526,449

Deposits	92,827,267	80,101,415	76,865,670	60,016,322
Current accounts	24,331,416	19,361,280	21,201,742	16,875,105
Saving accounts	29,599,588	25,737,565	22,452,261	17,579,340
Time deposits	36,906,986	33,155,157	31,895,955	24,216,247
Investment Accounts	85,591	5,586	34,807	14,959
Rescheduled deposits CEDROS	2,224	2,234	2,234	2,234
Other deposits	1,901,462	1,839,593	1,278,671	1,328,437
Other banking Liabilities	17,439,924	15,015,019	15,031,971	11,672,802
Other provisions	1,113,625	1,021,902	999,929	911,591
Other contingencies	1,112,968	1,021,206	999,319	910,997
Guarantees	657	696	610	594
Other liabilities	4,908,410	3,888,356	3,749,284	3,131,567
Minority interest	311,053	366,411	329,166	264,135

Total Liabilities	116,600,279	100,393,103	96,976,020	75,996,417

Total Stockholders’ equity	14,944,705	14,881,447	13,716,363	11,530,032

Total liabilities + stockholders’ equity	131,544,984	115,274,550	110,692,383	87,526,449

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	06-30-16	03-31-16	12-31-15	06-30-15
Financial income	6,159,658	5,495,068	4,998,740	3,632,643
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	136,181	112,598	109,505	66,512
Interest on Overdraft	927,369	691,193	600,669	491,501
Interest on Discounted and purchased notes	519,982	522,801	463,881	319,403
Interest on Mortgages	100,306	101,694	98,158	73,236
Interest on Car Secured Loans	276,984	270,463	264,203	226,019
Interest on Credit Card Loans	1,005,398	984,737	811,113	689,400
Interest on Financial Leases	114,964	116,114	113,406	98,059
Interest on Other Loans	1,005,356	919,114	900,677	793,305
From Other Banking receivables	95	152	30	58
Interest on Government Guaranteed Loans Decree 1387/01	9,820	9,072	4,089	3,965
Income from Securities and Short Term Investments	1,507,146	980,137	1,133,458	606,825
CER	148,734	161,520	41,264	52,289
Foreign exchange difference	333,214	369,257	31,654	105,801
Other	74,109	256,216	426,633	106,270
Financial expenses	(2,816,856)	(2,515,025)	(2,143,818)	(1,659,410)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(9,019)	(7,957)	(7,003)	(5,072)
Interest on Time Deposits	(2,195,456)	(1,842,388)	(1,576,170)	(1,211,105)
Interest on Other Banking Liabilities	(191,555)	(181,920)	(161,272)	(130,908)
Other interests (includes Central Bank)	(1,128)	(1,234)	(1,470)	(1,566)
CER	(105)	(127)	(15)	(15)
Bank Deposit Guarantee Insurance system mandatory contributions	(34,600)	(128,161)	(107,580)	(94,406)
Mandatory contributions and taxes on interest income	(338,278)	(327,833)	(271,370)	(214,091)
Other	(46,715)	(25,405)	(18,938)	(2,247)
Net financial income	3,342,802	2,980,043	2,854,922	1,973,233
Provision for loan losses	(336,129)	(161,351)	(197,541)	(181,178)
Income from services, net of other operating expenses	1,014,393	931,083	960,726	800,607
Administrative expenses	(2,211,679)	(2,095,807)	(1,889,227)	(1,472,263)
Income (loss) from equity investments	102,183	44,802	46,960	50,523
Net Other income	(27,480)	56,471	1,780	(16,557)
Income (loss) from minority interest	(34,113)	(39,994)	(34,593)	(34,223)
Income before tax	1,849,977	1,715,247	1,743,027	1,120,142
Income tax	(886,719)	(550,163)	(554,766)	(452,932)
Net income	963,258	1,165,084	1,188,261	667,210

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	06-30-16	03-31-16	12-31-15	06-30-15
Cash and due from banks	26,524,319	23,414,261	27,970,286	13,646,577
Government Securities	21,319,864	17,489,778	14,422,191	14,210,171
Loans	65,929,973	59,209,420	56,563,321	47,074,185
Other Banking Receivables	9,660,033	6,753,374	3,728,874	6,005,634
Assets Subject to Financial Leasing	2,247,058	2,346,370	2,407,451	2,156,065
Investments in other companies	465,736	416,473	353,377	293,008
Other assets	5,442,251	5,689,131	5,290,698	4,185,460

Total Assets	131,589,234	115,318,807	110,736,198	87,571,100

Deposits	92,827,261	80,101,011	76,864,493	60,015,603
Other banking liabilities	17,440,527	15,015,019	15,032,048	11,672,814
Minority interest	317,712	374,801	338,136	268,259
Other liabilities	6,059,029	4,946,529	4,785,158	4,084,392

Total Liabilities	116,644,529	100,437,360	97,019,835	76,041,068

Total Stockholders’ Equity	14,944,705	14,881,447	13,716,363	11,530,032

Stockholders’ Equity + Liabilities	131,589,234	115,318,807	110,736,198	87,571,100

Net Income

	06-30-16	03-31-16	12-31-15	06-30-15
Net Financial Income	3,347,768	2,983,692	2,856,420	1,973,531
Provision for loan losses	(336,129)	(161,351)	(197,541)	(181,178)
Net Income from Services	1,014,393	931,083	960,726	800,607
Administrative expenses	(2,220,410)	(2,101,298)	(1,891,536)	(1,473,149)
Net Other Income	77,506	101,996	54,482	34,627
Income Before Tax	1,883,128	1,754,122	1,782,551	1,154,438
Income Tax	(886,809)	(550,303)	(554,953)	(453,081)
Net income	996,319	1,203,819	1,227,598	701,357
Minoritary Interest	(33,061)	(38,735)	(39,337)	(34,147)
Net income for Quarter	963,258	1,165,084	1,188,261	667,210

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 11, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer